Dear Subscriber:

Thank you for your recent order of Bank Mutual Corporation common stock. I am pleased to announce that our Plan of Restructuring was approved by Bank Mutual Bancorp, MHC’s members and Bank Mutual Corporation’s shareholders at our September 19, 2003 Special Meetings.

As explained in the accompanying Prospectus Supplement, our independent appraiser, after consultation with the Office of Thrift Supervision, has determined that our estimated valuation has increased due to changes in market conditions. As a result, we have been required to increase our estimated offering range to between 26,392,500 shares and 41,063,625 shares at $10.00 per share.

As stated in our Prospectus dated July 31, 2003, if our offering range increased above $357.0 million we would be required to resolicit all subscribers who ordered shares during the offering. Resolicitation procedures further provide that we return all funds remitted and again offer you the opportunity to purchase Bank Mutual Corporation common stock. This opportunity is being given only to those who submitted a valid order during the original offering period. Purchasers who remitted a check as payment for their order have been mailed a refund check under separate cover. Withdrawal authorizations from Bank Mutual deposit account(s) have been canceled and the funds, along with accrued interest, remain in the account(s) unless you subsequently withdrew them.

Information regarding the amended offering range is set forth in the enclosed Prospectus Supplement. Please read the Prospectus Supplement, and our Prospectus dated July 31, 2003 that we previously provided to you, carefully before deciding to place a new order. Supplemental Order Forms must be received (not postmarked), by the date specified in the Prospectus Supplement and on the Supplemental Order Form. If you do not return a properly completed order form, with full payment, you will become ineligible to receive any shares of common stock in the offering.

Again, thank you for your interest in Bank Mutual Corporation. If you have any questions, or would like to request an additional copy of the Prospectus dated July 31, 2003, please call our Stock Information Center toll-free at 1-866-793-8255. The Center is open from 9:00 a.m. to 4:00 p.m. Wisconsin time, Monday through Friday.

Sincerely,

Michael T. Crowley, Jr.

Chairman, President and Chief Executive Officer

This letter is neither an offer to sell nor a solicitation of an offer to buy shares of common stock. The offer is made only by the Prospectus and Prospectus Supplement. The shares of common stock are not savings accounts or deposits and are not insured by the Federal Deposit Insurance Corporation or any other government agency.

Dear Sir/Madam:

At the request of Bank Mutual Corporation, we are enclosing materials regarding the offering of shares of Bank Mutual Corporation common stock. Included in this package is a Prospectus Supplement dated October     , 2003, which amends the prospectus of Bank Mutual Corporation dated July 31, 2003.

Ryan Beck & Co., Inc. has been retained by Bank Mutual Corporation as selling agent in connection with the offering. We have been asked to forward these materials to you in view of certain regulatory requirements and the securities laws of your state.

Sincerely,

This letter is neither an offer to sell nor a solicitation of an offer to buy shares of common stock. The offer is made only by the Prospectus and Prospectus Supplement. The shares of common stock are not savings accounts or deposits and are not insured by the Federal Deposit Insurance Corporation or any other government agency.

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